United States Securities and Exchange Commission
Washington, D.C. 20529


Schedule 13D
Under of the Securities Exchange Act of 1934


Century Bancorp Inc/NC
22 Winston Street
Thomasville, NC 27360
(336)475-4663
 (Name, Address and Telephone Number of Issuing Bank)


Common Stock, no par value
(Title and Class of Securities)

156 433 10 4
(CUSIP Number)


Einar Paul Robsham
P.O. Box 5183
Cochituate, MA 01778
(508) 358-7231
(Name, Address and Telephone Number of person authorized to receive notices and communications)


July 3, 2000 purchase
(Date and event which require filing of this statement)









Item 1. Security and Bank

This statement relates to 4,500 shares of the Common
Stock (the "shares") of Century Bancorp Inc/NC (the
"Company").

The principal office of the company is located at 22
Winston Street, Thomasville, NC 27360


Item 2. Identity and Background

The person filing this Statement is Einar Paul Robsham, current address is P.O. Box 5183, Cochituate, MA 01778, whose principle occupation is retired. During the past five years, Einar Paul Robsham has not been convicted in a criminal proceeding, nor has he been party to a civil proceeding as a result of which Einar Paul Robsham was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities' laws or finding any violations with respect to such laws. Einar Paul Robsham is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by Einar Paul
Robsham to purchase the 4,500 shares described in Item 1 was $64,691.45. All funds used to purchase such shares were obtained from personal funds and a margin account at Advest, Inc.



Item 4. Purpose of Transaction

The shares covered by this statement were purchased for investment purposes. From time to time, additions may be made to this investment.





Item 5. Interest in the Securities of the Bank

a)	The Institution presently has outstanding
1,105,019 shares of Common Stock, based on the most recent filing of the Bank with the FDIC. On the date of this filing, the aggregate number of shares beneficially owned by Einar Paul Robsham is 58,200 which constitutes 5.27% of the outstanding shares.

b)  	All of the foregoing shares are subject to the
sole authority of Einar Paul Robsham to vote, direct to vote, to dispose or direct to dispose.

c)	The following transaction effecting the purchase
of shares of Century Bancorp Inc. in the name of Einar
Paul Robsham has occurred:
		Purchase of 4,500 shares @ 14.376 on 7/3/00
The transaction was made through a broker at Advest, Inc.

d) 	No other person is known to have the right to
receive, the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


Item 6. Contacts, Arrangements, Understandings or
Relationships with Respect to Securities of the Bank

There are no contacts, arrangements, understandings or relationships (legal or otherwise) with the person named in
Item 2. and the Bank.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this Statement is true and correct.

Date: July 7,2000
Signature:
Name: Einar Paul Robsham